Room 4561

	July 1, 2005

Mr. Alex P. Hart
President and Chief Executive Officer
Corillian Corporation
3400 NW John Olsen Place
Hillsboro, Oregon 97124

Re:	Corillian Corporation
	Amendment No. 1 to Registration Statement on Form S-4 filed
June
17, 2005
	File No. 333-124848

Dear Mr. Hart:

      We have reviewed your amended filing and have the following comments.

Corillian Corporation

Registration Statement on Form S-4


Incorporation of Certain Documents by Reference

1. It appears that Intelidata filed a Form 8-K on June 16, 2005 which requires incorporation by reference into your registration statement.
In addition, it also appears that Item 12(a)(2) of Form S-4 requires the disclosure of information from Intelidata`s recent Form 10-Q in your prospectus or concurrent delivery with your prospectus of such
Form 10-Q.  Please advise.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Roy W. Tucker
	M. Christopher Hall
	Perkins Coie LLP
	1120 NW Couch Street, 10th Floor
	Portland, Oregon 97209
	Telephone: (503) 727-2000
	Facsimile:  (503) 727-2222